

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Mr. Olaf Robak
President, Treasurer, and Secretary
Asset Solutions Inc
5 Garbary
Gdansk, Poland 80327

> **Re: Asset Solutions Inc**
> **Registration Statement on Form S-1**
> **Filed October 13, 2015**
> **File No. 333-207383**

Dear Mr. Robak:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:
   - You state in your disclosure that you are a development stage company;
   - Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months; and
   - You are issuing penny stock.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Asset Solutions Inc is not a blank check company, why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company, have no plans or intentions to engage in a business combination following this offering, and that the proceeds will be immediately available to the company.

2.   Please advise us of all registration statements of companies for which your sole Director and President may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole Director and President and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3.   We note that your counsel, John E. Lux, markets himself as an expert on reverse mergers. Please provide us with an analysis regarding why Mr. Lux should not be considered a promoter as that term is defined under Rule 405 of Regulation C under the Securities Act.

Registration Statement on Form S-1 Cover Page

4.   We note that the telephone number you provided for your principal executive office throughout your registration statement is a Nevada telephone number. Please revise your registration statement to include a telephone number for your principal executive office in Poland.

Prospectus Cover Page

5.   It appears that your disclosure regarding the total proceeds to be received by you of $42,000 in the event all 2,000,000 shares of your common stock are sold is incorrect. Please revise your disclosure accordingly.

Summary Financial Information, page 6

6.   Please amend filing to revise your headings to properly label the statement of operations data for the period from June 1, 2015 to August 31, 2015. Please also ensure that this column is clearly marked as unaudited.

Risk Factors, page 7

7.   Please include a risk factor addressing the difficulty in pursuing lawsuits and enforcing judgments against your management due to their presence outside the United States.

Management's Discussion and Analysis or Plan of Operation, page 17

8.   We note your disclosure on page 19 that if you raise $80,000 from this offering, it will only last one year. Please reconcile such disclosure with your disclosure elsewhere in your registration statement that you need to raise $40,000 to continue operations for one year.

9.   We note that your president will provide services without compensation and that you do not have any plans to accrue any compensation for his services within the first 12 months. Please clarify whether there are any circumstances under which the president can be paid from the proceeds of this offering.

Plan of Operation, page 18

10.   We note your disclosure that you have generated $60,885 in revenue. Please expand your disclosure to discuss in more detail how you generated such revenue.

Description of Business, page 22

11.   We note your disclosure, "As of today, we have developed our business plan, purchased our office in Poland, and executed a Marketing and Sales Distribution Agreement with our suppliers . . ." Please reconcile such disclosure with your disclosure that you have generated revenues of $60,885. We further note that your disclosure in this section speaks prospectively which contradicts disclosure elsewhere in your registration statement that you have begun operations and generated revenues.

Competition, page 23

12.   We note your disclosure that you have entered the office chair market and have "initial market penetration to date." Please explain what you mean by "initial market penetration."

Marketing and Sales Distribution Agreement with Supplier, page 24

13.   Please revise this section to describe the terms of your agreements rather than cutting and pasting the provisions directly from the agreement.

Offices, page 25

14.   Please expand your disclosure to properly inform investors as to the suitability, adequacy,
        and extent of utilization of your office. Additionally, clarify whether you purchased a
        unit in a building, purchased an entire building, or whether you rent this property. See
        Item 102 of Regulation S-K and Instruction 1 to Item 102.

Directors, Executive Officers, Promoters and Control Persons, page 25

15.   Please expand your biographical disclosure of Olaf Robak to describe in more detail his
        roles and responsibilities at Biurowe Dystrybucjiin, Ltd. See Item 401(e)(1) of
        Regulation S-K.

16.   Please expand your biographical disclosure of Olaf Robak to discuss the specific
        experience, qualifications, attributes and skills that led to the conclusion that Mr. Robak
        should serve as a director. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

17.   We note your disclosure that there is no assurance that you will ever generate revenues.
        Please reconcile such disclosure with your disclosure throughout your registration
        statement that you have generated revenues.

Future sales by existing stockholders, page 28

18.   Please note that the Rule 144 safe harbor is not available for the resale of securities
        initially issued by a shell company, which applies to those securities issued prior to your
        beginning operations and generating revenues. Please revise your disclosure accordingly.

Interest of Named Experts and Counsel, page 32

19.   We note that your disclosure regarding an $80,000 threshold is incorrect. The correct
        threshold is $50,000. Please revise your disclosure accordingly. See Instruction 1 to
        Item 509 of Regulation S-K.

Item 17. Undertakings, page 36

20.   Please explain the reference to "Rule 383."

Exhibits, page 39

21.   Please file each of your marketing and sales distribution agreements as separate exhibits
        that are separately numbered and described in your exhibit index rather than combining
        the three agreements as you currently do in Exhibit 10.1.

22. Please file a copy of the subscription agreement that will be utilized for this offering. <u>See</u> Item 601(b)(10) of Regulation S-K.

<u>Statement of Cash Flows, page F-6</u>

23. Please amend your cash flow statement to properly reflect the activity building and land. We note that the $13,653 in cash flows for buildings is currently reflected in your cash flow statement as an operating activity rather than an investing activity.

<u>Notes to the Financial Statements</u>

<u>Note 8: Going Concern, pages F-10 and F-18</u>

24. We note you have included a discussion of the company's ability to continue as a going concern and your disclosure states that management concluded there is substantial doubt about the Company's ability to continue as a going concern. Please explain to us how you reached this conclusion given your cash position and obligations at May 31, 2015. To the extent you continue to believe a going concern condition existed at your year ended May 31, 2015, please explain why your auditors omitted a going concern paragraph from their audit opinion. Based on your conclusion, it appears you should revise your disclosures in the notes to your financial statements or obtain a revised audit opinion.

<u>Note 9: Subsequent Events, pages F-10 and F-18</u>

25. Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker (Staff Accountant) at 202-551-3732 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-Mail</u>
        John E. Lux, Esq.